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                                                           OMB APPROVAL
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)


                          Schein Pharmaceutical, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  806416-10-3
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                                 (CUSIP Number)


              Paul Feuerman, Esq.                  Richard L. Goldberg, Esq.
    Senior Vice President and General Counsel          Proskauer Rose LLP
          Schein Pharmaceutical, Inc.                    1585 Broadway
              100 Campus Drive                         New York, NY 10036
            Florham Park, NJ 07932                       (212)969-3000
               (973)593-5500
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 1, 2000
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 806416-10-3             SCHEDULE 13D               Page 2  of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Martin Sperber

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     Not Applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,313,532 shares of Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    656,342 shares of Common Stock
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    657,190 shares of Common Stock
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,313,532 shares of Common Stock
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

The Reporting Person hereby amends this Schedule 13D to include the following information in Item 5.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

On March 1, 2000, the Voting Trust terminated in accordance with its terms and Mr. Sperber ceased to be the beneficial owner of more than 5% of the Company's outstanding Common Stock.

As of the date of this amendment to Schedule 13D, Mr. Sperber beneficially owns 1,313,532 shares of Common Stock, or approximately 4% of the Company's outstanding Common Stock. Of such shares, Mr. Sperber may be deemed to have sole voting power over 1,313,532 shares of Common Stock, sole dispositive power over 656,342 shares of Common Stock and shared dispositive power over 657,190 shares of Common Stock.

The 1,313,532 shares of Common Stock beneficially owned by Mr. Sperber consist of:

        (a) 619,290 shares for which Mr. Sperber either is the direct or indirect beneficial owner or holds in trusts for his family members' benefit;
        (b)    651,475 shares issuable pursuant to the exercise of stock options that are held by Mr. Sperber and are currently exercisable;
        (c)    37,900  shares held in a joint  account  for Mr.  Sperber and his wife, Ellen Sperber; and
        (d) 4,867 shares acquired by Mr. Sperber pursuant to The Retirement Plan of Schein Pharmaceutical, Inc. & Affiliates and the Company's 1998 Employee Stock Purchase Plan.

Mr. Sperber has not acquired or disposed of beneficial ownership of any shares of Common Stock in the past 60 days other than upon the vesting of options and shares acquired periodically pursuant to The Retirement Plan of Schein Pharmaceutical, Inc. & Affiliates and the Company's 1998 Employee Stock Purchase Plan.


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       March 16, 2000                             /s/ Martin Sperber
-----------------------------                -----------------------------------
           Date                                      Martin Sperber




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